Filed pursuant to Rule 433

Dated as of May 25, 2021

Registration Statement No. 333-234681

Supplementing the Preliminary

Prospectus Supplement

dated May 25, 2021

Final Term Sheet

Penske Automotive Group, Inc.

$500,000,000 3.75% Senior Subordinated Notes due 2029 (the “Notes”)

This term sheet relates only to the securities described below and supplements and should be read together with the preliminary prospectus supplement dated May 25, 2021 and the accompanying prospectus (including the documents incorporated by reference therein) relating to those securities. Capitalized terms used in this term sheet but not defined have the meanings given to them in such preliminary prospectus supplement.

Issuer:	Penske Automotive Group, Inc. (the “Company”)

Aggregate Principal Amount:	$500,000,000

Title of Securities:	3.75% Senior Subordinated Notes due 2029

Final Maturity:	June 15, 2029

Coupon:	3.75%

Issue Price:	100% of principal amount, plus accrued interest from and including June 15, 2021

Yield to Maturity:	3.75%

Interest Payment Dates:	June 15 and December 15, beginning December 15, 2021. Interest will accrue from and including June 15, 2021

Record Dates:	June 1 and December 1

Trade Date:	May 25, 2021

Gross Proceeds to Issuer (Before Fees and Expenses):	$500,000,000

Optional Redemption:

The Company may redeem the Notes, in whole or in part, at any time on or after June 15, 2024, at the redemption prices described below, together with accrued and unpaid interest, if any, to the redemption date.

Year	Redemption Price
June 15, 2024	101.875%
June 15, 2025	100.938%
June 15, 2026 and thereafter	100.000%

At any time prior to June 15, 2024, the Company may redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount plus the Applicable Premium, together with accrued and unpaid interest, if any, to the redemption date.

In addition, prior to June 15, 2024, the Company may redeem up to 40% of the aggregate principal amount of outstanding Notes with the proceeds of certain equity offerings at a redemption price equal to 103.75% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date. The Company may make such redemption only if, after any such redemption, at least 50% of the aggregate principal amount of Notes originally issued under the indenture (including any additional Notes) remains outstanding.

Settlement Date:	T+14; June 15, 2021

Use of Proceeds:	The Company intends to use the net proceeds of this offering to redeem their $500 million 5.5% Senior Subordinated Notes due 2026 on June 24, 2021. In the interim, the Company intends to repay amounts outstanding under its U.S. Credit Agreement, to repay various floor plan debt and for general corporate purposes.

Joint Bookrunners:	BofA Securities, Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Co-Managers:	Citizens Capital Markets, Inc. Fifth Third Securities, Inc. MUFG Securities Americas Inc. PNC Capital Markets LLC U.S. Bancorp Investments, Inc.

CUSIP/ISIN:	70959W AK9/US70959WAK99

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement (or, if available, the prospectus supplement) if you request it by calling BofA Securities, Inc. at 1-800-294-1322 (toll free), J.P. Morgan Securities LLC at 1-866-803-9204 (toll free), or Wells Fargo Securities, LLC at 1-800-645-3751 (toll free).

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